Filed pursuant to Rule 424(b)(3)

File Nos. 333-238296 and 811-23569

Versus Capital Infrastructure Income Fund

(the “Fund”)

Supplement dated March 8, 2024 to the

Statement of Additional Information, dated February 27, 2024 as amended

Quarterly Repurchases of Shares

The following sub-section is added to the “Repurchases and Transfers of Shares” section of the Statement of Additional Information, immediately above the “Involuntary Repurchases” sub-section:

Quarterly Repurchases of Shares

Shares of the Fund will be continuously offered under the Securities Act and repurchased by the Fund on a quarterly basis in an amount no less than 5% and not more than 25% of the Fund’s outstanding Shares, according to the Fund’s repurchase policy established pursuant to Rule 23c-3 under the Investment Company Act. The Fund’s initial quarterly repurchase offer is expected to occur on or about the third quarter of 2024.

Custodial Services

UMB Bank, n.a. has been added as a custodian for the Fund’s securities and similar investments, effective immediately. In connection with this change, effective immediately, the Fund’s Statement of Additional Information is amended as follows.

The paragraph in the “Custodian” section of the Statement of Additional Information is replaced in its entirety with the following:

UMB Bank, n.a. (the “Custodian”) serves as the primary custodian of the assets of the Fund, and may maintain custody of such assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Board. The Custodian’s principal business address is 1010 Grand Blvd., Kansas City, Missouri 64106.

Shareholders should retain this Supplement for future reference.